Exhibit 99.1

Arqit Quantum Inc.

3 Orchard Place

London SW1H 0BF, United Kingdom

August 27, 2024

Dear Shareholder:

You are invited to attend the Annual General Meeting of Arqit Quantum Inc. (“Arqit”), which will be held at 3:00 p.m., British Summer Time on September 18, 2024, at 5 Old Broad Street, London, EC2N 1DW United Kingdom and via webcast.

Information concerning the matters to be considered and voted upon at the Annual General Meeting is set forth in the attached Notice and Proxy Statement.

The Board of Directors has fixed August 16, 2024, as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of shares as of the Record Date will be entitled to notice of or to vote at the Annual General Meeting or any postponement or adjournment thereof.

Your vote on the proposals is important. Whether or not you attend the meeting, we encourage you to vote your shares in order to make certain that you are represented at the meeting. You may vote in person, over the Internet, by telephone or by mailing a proxy or voting instruction card. If you are unable to attend the Annual General Meeting in person or virtually or you wish to be represented, please authorize a proxy to vote your shares in accordance with the instructions you received.

Sincerely,

David Williams
CEO

Arqit Quantum Inc.

3 Orchard Place

London SW1H 0BF, United Kingdom

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders of Arqit Quantum Inc. (“Arqit”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, will be held on September 18, 2024, at 3:00 p.m., British Summer Time. The meeting will be held in person at 5 Old Broad Street, London, EC2N 1DW United Kingdom and via webcast.

The Annual General Meeting is being held for the following purposes:

•	To appoint three Class III directors who are currently serving on Arqit’s Board of Directors (the “Director Election Proposal”).

•	To approve by ordinary resolution the consolidation of Arqit’s ordinary shares, par value US$0.0001 (the “ordinary shares”), and preference shares, par value US$0.0001 (the “preference shares”), whereby every 15 shares would be consolidated into 1 share (the “15:1 Reverse Share Split”), subject to the average closing price, rounded to the nearest penny, of Arqit’s ordinary shares on Nasdaq for the preceding five consecutive business days being below $1.00 but above $0.50 and the determination, confirmation and approval of the board of directors of Arqit (the “Board of Directors”) that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market (the “15:1 Reverse Share Split Proposal”).

•	To approve by ordinary resolution the consolidation of Arqit’s ordinary shares and preference shares, whereby every 20 shares would be consolidated into 1 share (the “20:1 Reverse Share Split”), subject to the average closing price, rounded to the nearest penny, of Arqit’s ordinary shares on Nasdaq for the preceding five consecutive business days being between $0.30 and $0.50, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market and that the 15:1 Reverse Share Split would not be sufficient for such purpose (the “20:1 Reverse Share Split Proposal”).

•	To approve by ordinary resolution the consolidation of Arqit’s ordinary shares and preference shares, whereby every 25 shares would be consolidated into 1 share (the “25:1 Reverse Share Split”), subject to the average closing price, rounded to the nearest penny, of Arqit’s ordinary shares on Nasdaq for the preceding five consecutive business days being below $0.30, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market and that each of the 15:1 Reverse Share Split and 20:1 Reverse Share Split would not be sufficient for such purpose (the “25:1 Reverse Share Split Proposal”).

•	To transact any other business that may properly be considered at the Annual General Meeting or any adjournments or postponements of the Annual General Meeting.

The 15:1 Reverse Share Split Proposal, 20:1 Reverse Share Split Proposal, and 25:1 Reverse Share Split Proposal are collectively referred to herein as the “Reverse Share Split Proposals.”

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of Arqit ordinary shares at the close of business on August 16, 2024, the record date, are entitled to notice of the Annual General Meeting and to vote at the Annual General Meeting and any adjournments or postponements thereof.

It is important that your shares be represented and voted at the Annual General Meeting. Whether or not you plan to attend the meeting in person, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled “Voting and Solicitation” of the proxy statement. You can revoke a proxy at any time prior to its exercise at the Annual General Meeting by following the instructions in the accompanying proxy statement.

ARQIT QUANTUM INC.
PROXY STATEMENT
ANNUAL GENERAL MEETING
SEPTEMBER 18, 2024

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Arqit Quantum Inc. (the “Company,” “Arqit,” “we,” “our” or “us”) for use at the 2024 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at 3:00 p.m., British Summer Time on September 18, 2024, at 5 Old Broad Street, London, EC2N 1DW United Kingdom and via webcast, and any adjournments or postponements thereof.

This Proxy Statement, together with the notice and the proxy card, are hereinafter referred to as the “Proxy Materials.” On or about August 27, 2024, we first mailed the Proxy Materials to our shareholders. These Proxy Materials can also be accessed, free of charge, on the Company’s website at https://ir.arqit.uk/investors/sec-filings and on the SEC’s website at www.sec.gov on a Report on Form 6-K.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended, and as a result, we are not required to comply with U.S. federal proxy requirements.

Attendance at Meeting

Only shareholders as of the Record Date, or their duly appointed proxies, may attend the Annual General Meeting, which will be held both in person and via webcast at www.virtualshareholdermeeting.com/ARQQ2024. To attend the webcast, you will need the 16-digit control number provided on your proxy card or in the instructions that accompanied your proxy materials.

To attend the Annual General Meeting in person, you must request an admission ticket and provide the information described below. You may request an admission ticket by e-mailing a request to the Company at investorrelations@arqit.uk no later than September 9, 2024. Your request should include documentation demonstrating your status as a shareholder of record of the Company. You may pick up your ticket at the registration table prior to the meeting. Please be prepared to show your photo identification. If you attend as a representative of an entity that owns shares of record, you will need to bring proper identification indicating your authority to represent that entity. If you are a holder of record of our ordinary shares as at the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Annual General Meeting only upon presenting a form of photo identification, proof of share ownership as at the Record Date and a valid proxy signed by the record holder.

Record Date, Share Ownership and Quorum

Only holders of record of the Company’s ordinary shares, par value US$0.0001 per share, as of the close of business on August 16, 2024 (the “Record Date”), are entitled to vote at the Annual General Meeting in respect of such ordinary shares. The holders of one-third (1/3) of the ordinary shares, present in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, shall constitute a quorum for all purposes.

Voting and Solicitation

Each ordinary share issued and outstanding as of the Record Date is entitled to one vote at the Annual General Meeting. Approval of each of the Director Election Proposal and each of the Reverse Share Split Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Annual General Meeting, vote at the Annual General Meeting. Approval of the Director Election Proposal and each of the Reverse Share Split Proposals is not conditioned on the approval of any other proposal.

Ordinary shares for which proxies are properly submitted within the deadline set forth below will be voted at the Annual General Meeting in accordance with the directions given. If a proxy is submitted but no specific instructions are given, the proxy holder will vote in favor of each of the proposals to be presented at the Annual General Meeting. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Annual General Meeting, or at any adjournments or postponements thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares voting for the purposes of determining whether such resolution has been passed but they will be counted for the purposes of determining the presence of a quorum.

Proxies submitted by registered shareholders and beneficial shareholders (see below) must be received by us no later than 11:59 p.m., British Summer Time, on September 17, 2024, to ensure your representation at our Annual General Meeting.

The manner in which your shares can be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder in the Register of Members of the Company as maintained by Continental Stock Transfer and Trust Company, our share transfer agent (i.e., you are a registered or record shareholder), you can vote in the following ways:

•	By Internet – You can vote over the Internet at www.proxyvote.com by following the instructions on your proxy card;

•	By Telephone – You can vote by telephone by calling 1-800-690-6903 and following the instructions on your proxy card; or

•	By Mail – You can vote by mail by signing, dating and returning the proxy card.

You also may attend the Annual General Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Annual General Meeting, your shares will not be voted.

If you own shares in street name, meaning that your shares are held by a bank, custodian, depositary, brokerage firm, or other nominee, you are considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Annual General Meeting and a proxy card will be provided to you by your bank, custodian, depositary, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form provided by that institution. If you own ordinary shares in street name and attend the Annual General Meeting, you must obtain a “legal proxy” from such bank, custodian, depositary, brokerage firm, or other nominee in order to vote your shares at the meeting, but only if such nominee holds such shares of record. You must also provide evidence of such proxy.

Revocability of Proxies/Changing Your Vote

You can change your vote before the vote is taken at the Annual General Meeting. If you are a shareholder of record, you can change your vote by:

•	voting over the Internet or by telephone at a later time, until 11:59 p.m., British Summer Time, on September 17, 2024;

•	signing and mailing a new, properly completed proxy card with a later date than your original proxy card; or

•	attending the Annual General Meeting and voting in person.

If your shares are held in street name, you must instruct the party that holds your shares of record for your account of your desire to change or revoke your voting instructions.

PROPOSAL 1 – DIRECTOR ELECTION PROPOSAL

At the Annual General Meeting, shareholders will be asked to re-appoint three directors to the Board of Directors of the Company. The Board of Directors has nominated David Williams, Manfredi Lefebvre d’Ovidio and Garth Ritchie to be appointed and continue to serve as Class III directors of the Company in accordance with our amended and restated memorandum and articles of association. Each of the nominees is currently a director, and each has indicated a willingness to continue to serve as director if elected. Our management has no reason to believe that any nominee will be unable to serve. If re-elected at the Annual General Meeting, each of these nominees would serve until the 2027 Annual General Meeting and until his successor has been duly elected, or if sooner, until the director’s death, resignation or removal.

In accordance with our amended and restated memorandum and articles of association, our Board of Directors is divided into three classes with staggered three-year terms. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. At each annual general meeting, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Our Board of Directors currently consists of six members, divided among the three classes as follows:

•	Class I, which consists of Stephen Chandler, who was were re-elected at the 2022 Annual General Meeting and whose terms consequently will expire at the 2025 Annual General Meeting;

•	Class II, which consists of Nick Pointon and Carlo Calabria, who were re-elected at the 2023 Annual General Meeting and whose terms consequently will expire at the 2025 Annual General Meeting; and

•	Class III, which consists of David Williams, Manfredi Lefebvre d’Ovidio and Garth Ritchie, whose terms will expire at the upcoming Annual General Meeting.

Nominees for Election and Appointment as Class III Directors

Biographical information for our nominees for re-election and appointment as Class III directors is set forth below.

David Williams is the Founder, Chief Executive Officer and Chairman of the board of directors of Arqit. Prior to founding Arqit, from 2002 to 2017 Mr. Williams was the co-founder and CEO of Avanti Communications Group plc, which pioneered the use of Ka-band satellite communication. Mr. Williams also served as Founder Chairman of the Advisory Board of Seraphim Space Ventures, a $100 million high technology venture capital firm based in London, which he initiated with UK Government support in 2014. Prior to this, Mr. Williams was an investment banker specializing in financing international telecom businesses. Mr. Williams holds a Bachelor of Arts (Honors) in Economics and Politics from the University of Leeds. He was granted the Queens Award for Export in 2015 and received the Quoted Company Entrepreneur of the Year in 2006.

Manfredi Lefebvre d’Ovidio is Vice Chairman and senior independent director of Arqit. Mr. Lefebvre d’Ovidio is Chairman of Heritage Group, a diversified conglomerate with interests in the cruise industry, property and financial investments. Mr. Lefebvre d’Ovidio assumed the role of Executive Chairman of Silversea Cruises from 2001 until 2020. During this period, Mr. Lefebvre d’Ovidio transformed Silversea Cruises from a cruise line with five vessels to a market leader covering over 900 destinations worldwide. Further, he expanded the product range of Silversea Cruises by adding an expedition fleet, which quickly became a leader in luxury expedition cruising as well. In 2018, Heritage Group sold two-thirds equity stake of Silversea Cruises to Royal Caribbean Cruises Ltd. for approximately $1 billion. In 2019, Heritage Group acquired a majority stake in the high-end tour operator Abercrombie & Kent. Manfredi Lefebvre d’Ovidio serves as Executive Chairman of A&K Travel Group Ltd, and has led the expansion of the group both internally and externally, notably with the acquisition of Cox & Kings and more recently (in June 2022) with the acquisition of the cruise ships Crystal Serenity and Crystal Symphony in addition to the Crystal Cruises brand. Mr. Lefebvre d’Ovidio serves as the Vice Chairman of the Monaco Chamber of Shipping, Vice Chairman of the World Travel and Tourism Council. Mr. Lefebvre d’Ovidio was honored by being awarded the rank of Knight of the Order of Saint Charles and Grimaldi by H.S.H. Prince Albert II of Monaco, and has been Honorary Consul of Ecuador in Monaco since April 2019. He is Permanent Observer to UNESCO of the Sovereign Military Order of Malta and Global Senior Advisor in Rothschild & Co Group.

Garth Ritchie is a member of the board of directors of Arqit. Mr. Ritchie has over 25 years of experience in banking and finance where he has held a number of senior leadership positions. In 1996, Mr. Ritchie joined Deutsche Bank in the Johannesburg office and went on to become a member of the Global Markets Executive Committee in 2009 as Head of Equities. In January 2016, Mr. Ritchie was appointed to Deutsche Bank’s Management Board with responsibility for Deutsche Bank’s markets division. In 2017, he became Co-Head of the newly created Corporate & Investment Bank. In 2018, he became its sole Head and was appointed as President. In June 2020, Mr. Ritchie joined Centricus, a London-based global investment firm, where he leads the firm’s capital markets and advisory business. Mr. Ritchie earned his B.Com. in Finance and Economics from the University of Port Elizabeth.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that David Williams, Manfredi Lefebvre d’Ovidio and Garth Ritchie, each currently serving as a Class III Director of the Company, be appointed as a director of the Company to serve a three-year term in accordance with Article 30.3 of the Articles of Association of the Company.”

Vote Required

The proposal with respect to the re-election of Class III directors requires an ordinary resolution under Cayman Islands law, which is a resolution passed by the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and entitled to vote at the Annual General Meeting.

The Board of Directors recommends that you vote FOR the re-election of each of the nominees listed above.  Unless instructions are given to the contrary, it is the intention of the persons named as proxies to vote the shares to which the proxy is related FOR the election of each of the nominees.

PROPOSAL 2 – 15:1 REVERSE SHARE SPLIT PROPOSAL

At the Annual General Meeting, shareholders will be asked to approve the consolidation of Arqit’s ordinary shares and preference shares by a ratio of 15:1, subject to the average closing price, rounded to the nearest penny, of Arqit’s ordinary shares on Nasdaq for the preceding five consecutive business days being below $1.00 but above $0.50, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market. If the 15:1 Reverse Share Split Proposal is approved by our shareholders and such share price condition is met, then the Board of Directors will have the authority to implement the 15:1 Reverse Share Split at such time as the Board of Directors determine, confirm and approve that the 15:1 Reverse Share Split is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market. Following such determination by our Board of Directors, we will issue a press release announcing the effective date of the 15:1 Reverse Share Split and will file a notice with the Registrar of the Cayman Islands to reflect such 15:1 Reverse Share Split.

For more information about the principal effects and risks of the 15:1 Reverse Share Split, please see the section of this Proxy Statement entitled “Additional Disclosures About the Reverse Share Split Proposals”.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that, subject to the average closing price, rounded to the nearest penny, of Arqit’s ordinary shares on Nasdaq for the preceding five consecutive business days being below $1.00 but above $0.50, and the determination, confirmation and approval of the board of directors of Arqit that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market, the authorized share capital of Arqit be consolidated as follows:

from US$50,000 divided into 469,000,001 ordinary shares of a par value of US$0.0001 each and 30,999,999 preference shares of a par value of US$0.0001 each,

to US$50,000 divided into 31,266,667 ordinary shares of a par value of US$0.0000067 each and 2,066,667 preference shares of a par value of US$0.0000067 each by

(x) the consolidation of the 469,000,001 ordinary shares of a par value of US$0.0001 into 31,266,667 ordinary shares of a par value of US$0.0000067, and

(y) the consolidation of the 30,999,999 preference shares of a par value of US$0.0001 into 2,066,667 preference shares of a par value of US$0.0000067,

consolidating each and every issued and outstanding ordinary share and preference share by a factor of 15:1.”

Vote Required

The 15:1 Reverse Share Split Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Annual General Meeting, vote at the Annual General Meeting.

The Board of Directors recommends that you vote FOR the 15:1 Reverse Share Split Proposal.  Unless instructions are given to the contrary, it is the intention of the persons named as proxies to vote the shares to which the proxy is related FOR the 15:1 Reverse Share Split Proposal.

PROPOSAL 3 – 20:1 REVERSE SHARE SPLIT PROPOSAL

At the Annual General Meeting, shareholders will be asked to approve the consolidation of Arqit’s ordinary shares and preference shares by a ratio of 20:1, subject to the average closing price, rounded to the nearest penny, of Arqit’s ordinary shares on Nasdaq for the preceding five consecutive business days being between $0.30 and $0.50, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market and that the 15:1 Reverse Share Split would not be sufficient for such purpose. If the 20:1 Reverse Share Split Proposal is approved by our shareholders and such share price condition is met, then the Board of Directors will have the authority to implement the 20:1 Reverse Share Split at such time as the Board of Directors determine, confirm and approve that the 20:1 Reverse Share Split is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market. Following such determination by our Board of Directors, we will issue a press release announcing the effective date of the 20:1 Reverse Share Split and will file a notice with the Registrar of the Cayman Islands to reflect such 20:1 Reverse Share Split.

For more information about the principal effects and risks of the 20:1 Reverse Share Split, please see the section of this Proxy Statement entitled “Additional Disclosures About the Reverse Share Split Proposals”.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that, subject to the average closing price, rounded to the nearest penny, of Arqit’s ordinary shares on Nasdaq for the preceding five consecutive business days being between $0.30 and $0.50, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market and that the 15:1 Reverse Share Split would not be sufficient for such purpose, the authorized share capital of Arqit be consolidated as follows:

from US$50,000 divided into 469,000,001 ordinary shares of a par value of US$0.0001 each and 30,999,999 preference shares of a par value of US$0.0001 each,

to US$50,000 divided into 23,450,000 ordinary shares of a par value of US$0.000005 each and 1,550,000 preference shares of a par value of US$0.000005 each by

(x) the consolidation of the 469,000,001 ordinary shares of a par value of US$0.0001 into 23,450,000 ordinary shares of a par value of US$0.000005, and

(y) the consolidation of the 30,999,999 preference shares of a par value of US$0.0001 into 1,550,000 preference shares of a par value of US$0.000005,

consolidating each and every issued and outstanding ordinary share and preference share by a factor of 20:1.”

Vote Required

The 20:1 Reverse Share Split Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Annual General Meeting, vote at the Annual General Meeting.

The Board of Directors recommends that you vote FOR the 20:1 Reverse Share Split Proposal.  Unless instructions are given to the contrary, it is the intention of the persons named as proxies to vote the shares to which the proxy is related FOR the 20:1 Reverse Share Split Proposal.

PROPOSAL 4 – 25:1 REVERSE SHARE SPLIT PROPOSAL

At the Annual General Meeting, shareholders will be asked to approve the consolidation of Arqit’s ordinary shares and preference shares by a ratio of 25:1, subject to the average closing price, rounded to the nearest penny, of Arqit’s ordinary shares on Nasdaq for the preceding five consecutive business days being below $0.30, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market and that each of the 15:1 Reverse Share Split and 20:1 Reverse Share Split would not be sufficient for such purpose. If the 25:1 Reverse Share Split Proposal is approved by our shareholders and such share price condition is met, then the Board of Directors will have the authority to implement the 25:1 Reverse Share Split at such time as the Board of Directors determine, confirm and approve that the 25:1 Reverse Share Split is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market. Following such determination by our Board of Directors, we will issue a press release announcing the effective date of the 25:1 Reverse Share Split and will file a notice with the Registrar of the Cayman Islands to reflect such 25:1 Reverse Share Split.

For more information about the principal effects and risks of the 25:1 Reverse Share Split, please see the section of this Proxy Statement entitled “Additional Disclosures About the Reverse Share Split Proposals”.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that, subject to the average closing price, rounded to the nearest penny, of Arqit’s ordinary shares on Nasdaq for the preceding five consecutive business days being below $0.30, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of Arqit on The Nasdaq Capital Market and that each of the 15:1 Reverse Share Split and 20:1 Reverse Share Split would not be sufficient for such purpose, the authorized share capital of Arqit be consolidated as follows:

from US$50,000 divided into 469,000,001 ordinary shares of a par value of US$0.0001 each and 30,999,999 preference shares of a par value of US$0.0001 each,

to US$50,000 divided into 18,760,000 ordinary shares of a par value of US$0.000004 each and 1,240,000 preference shares of a par value of US$0.000004 each by

(x) the consolidation of the 469,000,001 ordinary shares of a par value of US$0.0001 into 18,760,000 ordinary shares of a par value of US$0.000004, and

(y) the consolidation of the 30,999,999 preference shares of a par value of US$0.0001 into 1,240,000 preference shares of a par value of US$0.000004,

consolidating each and every issued and outstanding ordinary share and preference share by a factor of 25:1.”

Vote Required

The 25:1 Reverse Share Split Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Annual General Meeting, vote at the Annual General Meeting.

The Board of Directors recommends that you vote FOR the 25:1 Reverse Share Split Proposal.  Unless instructions are given to the contrary, it is the intention of the persons named as proxies to vote the shares to which the proxy is related FOR the 25:1 Reverse Share Split Proposal.

ADDITIONAL DISCLOSURES ABOUT THE REVERSE SHARE SPLIT PROPOSALS

Purpose of the Reverse Share Split Proposals

The purpose of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, and 25:1 Reverse Share Split is to maintain the listing of our ordinary shares on the Nasdaq Capital Market. Nasdaq requires Arqit to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of its ordinary shares. On October 19, 2023, Arqit received a notification from Nasdaq notifying Arqit that it no longer satisfies Nasdaq Listing Rule 5550(a)(2) because for the 30 consecutive business days preceding the date of the notification, the bid price per share of Arqit’s ordinary shares had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). Arqit had 180 calendar days, until April 16, 2024 (the “Initial Period”), to regain compliance with the Minimum Bid Price Requirement. We did not regain compliance with the Minimum Bid Price Requirement during the Initial Period. On April 18, 2024, we received a letter from Nasdaq notifying us that we are eligible for an additional 180-day compliance period to cure the deficiency, until October 14, 2024 (the “Extension Period”). We will regain compliance with the Minimum Bid Price Requirement if, by the end of the Extension Period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of ten consecutive business days. If we cannot demonstrate such compliance by the end of the Extension Period, the Nasdaq staff may notify us that our ordinary shares are subject to delisting. The proposed 15:1 Reverse Share Split, 20:1 Reverse Share Split, and 25:1 Reverse Share Split is each intended to adjust our ordinary shares’ bid price upward in the event that our ordinary shares’ bid price does not demonstrate compliance by itself before the end of the Extension Period. If the 15:1 Reverse Share Split, 20:1 Reverse Share Split, and 25:1 Reverse Share Split is authorized by our shareholders, and provided that the then-current trading price of our ordinary shares meets the condition set out in either the 15:1 Reverse Share Split Proposal, 20:1 Reverse Share Split Proposal, or 25:1 Reverse Share Split Proposal, our Board of Directors will have the authority to implement either of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, at such time as the Board of Directors determine, confirm and approve that the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, is an effective means of maintaining, or if necessary, regaining, compliance with the Minimum Bid Price Requirement (the “Effective Date”).

Except for adjustments that may result from the treatment of fractional shares as described below, each holder of our ordinary shares will hold the same percentage of our outstanding ordinary shares immediately following the implementation of 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, as such shareholder holds immediately prior thereto.

Risks of the Reverse Share Splits

We cannot assure you that any of the proposed reverse share splits will increase our share price and have the desired effect of restoring and maintaining compliance with the Minimum Bid Price Requirement.

The Board of Directors expects that the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split will increase the market price of our ordinary shares so that we are able to regain and help maintain compliance with the Minimum Bid Price Requirement. However, the effect of such reverse share split upon the market price of our ordinary shares cannot be predicted with any certainty, and the history of similar reverse share splits for companies in like circumstances is varied.

It is possible that the per share price of our ordinary shares after the implementation of either the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, will not rise in proportion to the reduction in the number of ordinary shares outstanding resulting therefrom, and the market price per post-reverse share split share may not exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time. Even if we effect the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, the market price of our ordinary shares may decrease due to factors unrelated to the reverse share split that is implemented. In any case, the market price of our ordinary shares may also be based on other factors which may be unrelated to the number of shares outstanding, including our future performance. If the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split is consummated and the trading price of our ordinary shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of such reverse share split. Even if the market price per post-reverse share split ordinary share remains in excess of $1.00 per share, we may be delisted due to a failure to meet other continued listing requirements, including Nasdaq requirements related to the minimum stockholders’ equity, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of round lot holders.

The implementation of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split may decrease the liquidity of our ordinary shares.

The liquidity of our ordinary shares may be harmed by the implementation of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, given the reduced number of ordinary shares that would be outstanding after such reverse share split, particularly if the share price does not increase as a result thereof. In addition, investors might consider the increased proportion of unissued authorized ordinary shares to issued shares to have an anti-takeover effect under certain circumstances, because the proportion allows for dilutive issuances which could prevent certain shareholders from changing the composition of the Board of Directors or render tender offers for a combination with another entity more difficult to successfully complete. The Board of Directors does not intend for any of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split to have any anti-takeover effects.

Principal Effects of the Reverse Share Splits

Ordinary Shares. If the Reverse Share Split Proposals are approved by the shareholders at the Annual General Meeting and one such reverse share split is implemented, subject to the conditions set out in the Reverse Share Split Proposals, Arqit plans to issue a press release announcing the Effective Date of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, and will file a notice with the Registrar of the Cayman Islands to reflect such reverse share split. Except for adjustments that may result from the treatment of fractional shares as described below, each issued ordinary share immediately prior to the Effective Date will automatically be changed, as of the Effective Date, into a fraction of an ordinary share based on the ratio within the approved and implemented reverse share split. In addition, proportional adjustments will be made to the maximum number of ordinary shares issuable under, and other terms of, (i) our equity incentive plan, (ii) the number of ordinary shares issuable under our outstanding restricted share units and the number of ordinary shares issuable under, and the exercise price of, our outstanding options, and (iii) the number of ordinary shares issuable under, and the exercise price of, our outstanding warrants.

Except for adjustments that may result from the treatment of fractional ordinary shares as described below, because the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, would apply to all issued ordinary shares, the implementation of such reverse share split would not alter the relative rights and preferences of our existing shareholders nor affect any shareholder’s proportionate equity interest in Arqit. For example, a holder of two percent (2%) of the voting power of the outstanding ordinary shares immediately prior to the effectiveness of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, will generally continue to hold two percent (2%) of the voting power of the outstanding ordinary shares immediately thereafter. Moreover, the number of shareholders of record of Arqit’s ordinary shares will not be affected by such reverse share split.

Effect on Incentive Award Plan, Options and Restricted Share Units. Pursuant to the terms of the Arqit Quantum Inc. 2021 Incentive Award Plan (the “Plan”), the Board of Directors or a committee thereof, as applicable, will adjust the number of ordinary shares available for future grant under the Plan, the number of ordinary shares underlying outstanding awards, the exercise price per share of outstanding options, and other terms of outstanding awards issued pursuant to the Plan to equitably reflect the effects of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable. The number of ordinary shares subject to restricted share units will be similarly adjusted, subject to our treatment of fractional ordinary shares. The number of ordinary shares reserved for issuance pursuant to these securities and our Plan will be adjusted proportionately based upon the implementation of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, subject to our treatment of fractional ordinary shares.

Effect on Warrants and other Convertible or Exchangeable Securities. Pursuant to the terms of Arqit’s outstanding public and private warrants, the number of ordinary shares issuable upon exercise of each outstanding warrant will automatically be decreased to reflect the effect of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, and the exercise price of each such warrant will automatically be adjusted (to the nearest cent) by multiplying the exercise price in effect immediately prior to such reverse share split by a fraction (x) the numerator of which is the number of ordinary shares purchasable upon the exercise of the warrants immediately prior to such reverse share split and the denominator of which is the number of ordinary shares purchasable immediately after the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable. The number of ordinary shares reserved for issuance pursuant to outstanding warrants will be adjusted proportionately based upon the implementation of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, subject to our treatment of fractional ordinary shares. Proportionate adjustments are also generally required to be made to the per share exercise or conversion prices, as applicable, and the number of ordinary shares issuable upon the exercise or conversion, as applicable, of any other convertible or exchangeable securities that may entitle the holders thereof to purchase, exchange for, or convert into, ordinary shares. This would result in approximately the same aggregate price being required to be paid under such options and other then outstanding convertible or exchangeable securities upon exercise or conversion, as applicable, and approximately the same value of ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the implementation of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, as was the case immediately preceding such reverse share split.

Listing. Our ordinary shares and warrants currently trade on the Nasdaq Capital Market. The implementation of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, will directly affect the listing of our ordinary shares on the Nasdaq Capital Market, and we believe that such reverse share split could potentially increase our share price, facilitating compliance with the Minimum Bid Price Requirement. Following the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, we intend for our ordinary shares to continue to be listed on the Nasdaq Capital Market under the symbol “ARQQ”, subject to our ability to continue to comply with Nasdaq rules, although our ordinary shares would have a new committee on uniform securities identification procedures (“CUSIP”) number, a number used to identify our ordinary shares. The implementation of such reverse share split will not affect the listing of our warrants on the Nasdaq Capital Market under the symbol “ARQW”, and such warrants will continue to trade under their existing CUSIP number.

“Public Company” Status. Our ordinary shares are currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we are subject to the “public company” periodic reporting and other requirements of the Exchange Act. The proposed 15:1 Reverse Share Split, 20:1 Reverse Share Split, and 25:1 Reverse Share Split will not affect our status as a public company or this registration under the Exchange Act. The Reverse Share Split Proposals are not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

Odd Lot Transactions. It is likely that some of our shareholders will own “odd-lots” of less than 100 ordinary shares following the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable. A purchase or sale of less than 100 ordinary shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers, and generally may be more difficult than a “round lot” sale. Therefore, those shareholders who own less than 100 ordinary shares following such reverse share split may be required to pay somewhat higher transaction costs and may experience some difficulties or delays should they then determine to sell their ordinary shares.

Fractional Shares

We will not issue fractional shares for post-reverse share split ordinary shares in connection with the implementation of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable. If a beneficial owner of our ordinary shares would be entitled to receive a fractional share upon completion of such reverse share split, we will instead round up to the nearest whole number of ordinary shares.

Appraisal Rights

There are no appraisal rights available to Arqit shareholders in connection with the Director Election Proposal or any of the Reverse Share Split Proposals.

As a matter of Cayman Islands law, dissenters’ rights are only applicable where the Company is party to a statutory merger which is not the case for any of the proposals.

Material U.S. Federal Income Tax Consequences

The following is a summary of material U.S. federal income tax consequences to U.S. Holders (as defined below) of the implementation of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable. It does not address any U.S. state or local or non-U.S. income or other tax consequences, which, depending upon the jurisdiction and the status of the shareholder/taxpayer, may vary from the U.S. federal income tax consequences. It applies to you only if you hold ordinary shares, both before and after such reverse share split, as capital assets for U.S. federal income tax purposes. This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to you, and this discussion does not address all of the tax consequences that may apply to you if you subject to special rules under U.S. federal income tax law, such as (a) a dealer in securities or currencies, (b) a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, (c) a bank, insurance company, or other financial institution, (d) a regulated investment company or real estate investment trust, (e) a tax-exempt organization, (f) a tax-qualified retirement plan, (g) a person that holds ordinary shares as part of a straddle, hedge, wash sale, conversion transaction or other integrated or risk reduction transaction, (h) a person whose functional currency for tax purposes is not the U.S. dollar, (i) a person deemed to sell our ordinary shares under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (j) a person that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, (k) a person that owns, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our stock (by voting power or value), or (l) certain former citizens or long-term residents of the United States. The discussion is based on the Code, its legislative history, existing, temporary and proposed Treasury regulations under the Code, published rulings and court decisions, all as of the date hereof. These laws, regulations and other guidance are subject to change, possibly on a retroactive basis. We have not sought and will not seek an opinion of counsel or a ruling from the U.S. Internal Revenue Service (“IRS”) regarding the U.S. federal income tax consequences of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split. Our view regarding the U.S. federal income tax consequences of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split is not binding on the IRS or the courts. Moreover, there can be no assurance that the IRS or a court will agree with any statements or conclusions in this discussion.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, and 25:1 Reverse Share Split.

In addition, this summary does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, whether or not they are in connection with such reverse share split; (b) any U.S. federal non-income tax consequences of the such reverse share split, including estate, gift or other tax consequences; (c) the application of the alternative minimum tax, the Medicare contribution tax on net investment income, or the special tax accounting rules under Section 451(b) of the Code, or (d) tax consequences to holders of options, warrants or similar rights to acquire our ordinary shares. Shareholders are urged to consult their own tax advisors with respect to the application of U.S. federal income tax laws to determine the particular consequences to them, as well as any tax consequences arising under the laws of any U.S. state or local or non-U.S. jurisdiction.

For purposes of this discussion, a “U.S. Holder”, as used herein, is a beneficial owner of our ordinary shares who or that is, for U.S. federal income tax purposes: (a) a citizen or individual resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate whose income is subject to U.S. federal income tax regardless of its source, or (d) a trust, if (i) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. This discussion applies only to U.S. Holders.

Subject to the discussion regarding passive foreign investment company (“PFIC”) rules below, a U.S. Holder generally should not recognize any gain or loss in the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, and such U.S. Holder’s aggregate adjusted tax basis in its post-reverse share split ordinary shares should be the same as such U.S. Holder’s aggregate adjusted tax basis in its pre-reverse share split ordinary shares. The U.S. Holder’s holding period for the post-reverse share split ordinary shares should include the holding period in its pre-reverse share split ordinary shares. U.S. Holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding the rules for identifying and allocating the tax bases and holding periods of the particular ordinary shares they hold after the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers shares in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Department of Treasury has issued proposed regulations under Section 1291(f) of the Code with a retroactive effective date, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable.

As of the date hereof, Arqit has not made a determination as to its PFIC status for its most recent taxable year or its current taxable year, and it may be possible that Arqit is a PFIC for either such years. Arqit’s possible status as a PFIC is determined on an annual basis based on the composition of its assets, income, activities and market capitalization in the relevant taxable year and therefore may be subject to change. Accordingly, there can be no assurance that Arqit is not a PFIC for any taxable year. In addition, Arqit’s U.S. counsel expresses no opinion with respect to Arqit’s PFIC status for any taxable year.

If Arqit is treated as a PFIC with respect to a U.S. Holder for the taxable year that includes the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, and Section 1291(f) of the Code applies to such reverse share split, the U.S. Holder may be required to recognize any gain realized in connection the reverse share split, and such gain may be subject to the “excess distribution” rules under Section 1291 of the Code, unless an exception applied. For example, under the proposed U.S. Treasury regulations under Section 1291(f) of the Code, a holder of stock of a PFIC that exchanges such stock for other stock issued by the PFIC in a nonrecognition transaction for U.S. federal income tax purposes is not required to recognize gain if such PFIC continues to be a PFIC for its taxable year that includes the day after the consummation of such transaction. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable.

All holders of our ordinary shares should consult their own tax advisors as to the specific tax consequences of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, and 25:1 Reverse Share Split to them, including record retention and tax-reporting requirements, and the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.

Accounting Consequences

Following the Effective Date of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, if any, the net income or loss and net book value per ordinary share will be increased because there will be fewer ordinary shares outstanding. We do not anticipate that any other accounting consequences would arise as a result of such reverse share split.

Exchange of Shares

Ordinary Shares held in Book-Entry Form

The Company’s registered shareholders may hold some or all of their ordinary shares electronically in book-entry form with our transfer agent and are provided with a statement reflecting the number of ordinary shares registered in their accounts.

•	If you hold registered ordinary shares in book-entry form, you do not need to take any action to receive your post-reverse share split ordinary shares in registered book-entry form.

•	If you are entitled to post-reverse share split ordinary shares, a transaction statement will automatically be sent to your address of record by our transfer agent as soon as practicable after the Effective Date indicating the number of ordinary shares that you hold.

Ordinary Shares held in “Street Name”

Upon the implementation of the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, we intend to treat shareholders holding our ordinary shares in “street name,” through a bank, broker or other nominee, in the same manner as registered shareholder whose ordinary shares are registered in their names. Banks, brokers and other nominees will be instructed to effect the 15:1 Reverse Share Split, 20:1 Reverse Share Split, or 25:1 Reverse Share Split, as applicable, for their beneficial holders holding our ordinary shares in “street name”. However, such banks, brokers and other nominees may have different procedures than registered shareholders for processing such reverse share split. If you hold your shares in “street name” with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your bank, broker or nominee.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the Reverse Share Split Proposals except to the extent of their ownership of ordinary shares and equity awards granted to them under our equity incentive plan.

OTHER MATTERS

We know of no other matters to be submitted at the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the ordinary shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

David Williams

CEO